UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. ____)

TELMEX INTERNACIONAL, S.A.B. DE C.V.

(Name of Subject Company)

TELMEX INTERNACIONAL, S.A.B. DE C.V.

(Names of Persons Filing Statement)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares

(Title of Class of Securities)

879690105 for L Share ADSs

879690204 for A Share ADSs

(CUSIP Number of Class Securities)

Rafael Robles Miaja

Bufete Robles Miaja, S.C.

Bosque de Alisos 47 A – PB A2 –01

Bosques de las Lomas

México, D.F. 05120, México

(5255) 5540-9225

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional” or the “Company”), a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal executive offices at Avenida de los Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., México. The telephone number of Telmex Internacional at this location is 52 (55) 5223-3200.

The title of the classes of equity securities to which this Schedule 14D-9 relates is the Company’s Series A Shares, without par value (the “TII A Shares”), including TII A Shares represented by American Depositary Shares (the “TII A ADSs”) and the Company’s Series L Shares, without par value (the “TII L Shares”), including TII L Shares represented by American Depositary Shares (the “TII L ADSs” and together with the TII A ADSs, the “TII ADSs”). Each TII A ADS represents 20 TII A Shares, with the TII L ADSs in turn evidenced by American Depositary Receipts. Each TII L ADS represents 20 TII L Shares, with the TII L ADSs in turn evidenced by American Depositary Receipts. The TII A Shares, TII A ADSs, TII L Shares and TII L ADSs are hereby collectively referred to as “TII Securities.” As of May 15, 2010, there were 97,437,900 TII A Shares outstanding, of which 4,871,895 were held in the form of ADSs, and 4,479,587,900 of TII L Shares outstanding, of which 223,979,395 were held in the form of ADSs.

Item 2.	Identity and Background of Filing Person

The name, business address and telephone number of Telmex Internacional, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

This Schedule 14D-9 relates to a tender offer in the United States (the “U.S. Offer”) made by América Móvil, S.A.B. de C.V., a Mexican sociedad anónima bursátil de capital variable (“América Móvil” or the “Purchaser”) to purchase or exchange TII Securities for cash or Series L Shares of América Móvil, without par value (“AMX L Shares”) including AMX L Shares represented by American Depositary Shares (“AMX L ADSs” and, together with the AMX L Shares, the “AMX Securities”). The Purchaser is also making a concurrent tender offer in Mexico (the “Mexican Offer” and, together with the U.S. Offer, the “TII Offer”) on the same terms and conditions in all material respects as the U.S. Offer.

On May 11, 2010, the Purchaser filed a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the U.S. Offer. The Tender Offer Statement was executed by the Purchaser, as Offeror and by Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”) as the Ultimate Controlling Persons of the Offeror. The information set forth in this Item 2 is based solely on information contained in the Tender Offer Statement and does not purport to be a complete summary of the information contained therein. Shareholders are urged to read the Tender Offer Statement in its entirety.

Pursuant to the U.S. Offer, the Purchaser has offered to purchase or exchange (a) either Ps. 11.66 in cash, to be paid in U.S. dollars, or 0.373 AMX L Shares for each TII A Share or TII L Share properly tendered and (b) either Ps. 233.20 in cash, to be paid in U.S. dollars, or 0.373 AMX L ADSs for each TII A ADS or TII A ADS properly tendered. The U.S. Offer is open to all holders of TII L Shares and TII A Shares resident in the United States and to all holders of TII ADSs irrespective of residency. The purchase price for the TII Securities tendered in the U.S. Offer will be paid in U.S. dollars.

Holders of TII L Shares or TII A Shares who wish to receive Mexican pesos must tender their shares into the Mexican Offer. Holders of TII ADSs who wish to receive Mexican pesos must surrender their TII ADSs to J.P. Morgan Chase Bank N.A., the depositary for the TII ADS, take delivery of the underlying TII L Shares or TII A Shares and tender those shares into the Mexican Offer. Holders may have to pay fees and charges to the depositary for cancellation of the TII ADSs and to obtain delivery of the underlying shares.

As of March 8, 2010, Carso Global Telecom, S.A.B. de C.V. (“CGT”) owned 60.7% of the outstanding shares of Telmex Internacional. Based on beneficial ownership reports filed with the SEC, the Slim Family may be deemed to control CGT. In addition to the TII Offer, América Móvil is making a separate concurrent offer (the “CGT Offer”) for all of the outstanding Series A-1 shares of CGT.

The principal offices of América Móvil are located at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México D.F., México. Their telephone number at this location is (5255) 2581-4449.

The principal business address of the Slim Family is Paseo de las Palmas 736, Colonia Lomas de Chapultepec, México, D.F., México, 11000 and the business telephone number is +52 55 5625-4904.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Item 3, on the date of the filing of this Schedule 14D-9, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Telmex Internacional or its affiliates, on the one hand, and the Purchaser, its affiliates or América Móvil’s executive officers or directors, on the other.

Directors and Executive Officers

Telmex Internacional’s board of directors consists of 11 members: Carlos Slim Domit, Louis C. Camilleri, Laura Diez Barroso Azcárraga, Arturo Elías Ayub, Roberto Kriete Ávila, Francisco Medina Chávez, Fernando Solana Morales, Antonio del Valle Ruiz, Oscar Von Hauske Solís, Michael W. Bowling and Rayford Wilkins, Jr. Oscar VonHauske is also Chief Executive Officer of Telmex Internacional.

Rayford Wilkins, Jr. is also a member of the board of directors of América Móvil. Laura Diez Barroso Azcárraga is a member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), which may be deemed to be controlled by the Slim Family. Arturo Elías Ayub is Head of Strategic Alliances, Communications and Institutional Relations at Teléfonos de México, S.A.B. de C.V. (“Telmex”) and member of the board of directors at CGT, which may be deemed to be an affiliate of America Móvil. América Móvil is offering to acquire the shares of CGT through the CGT Offer.

Carlos Slim Domit is a member of the Slim Family. Arturo Elias Ayub is married to a member of the Slim Family.

Carlos Slim Domit (chairman of the board of directors of Telmex Internacional) together with certain other members of Carlos Slim Helú’s immediate family, are the main shareholders of CGT, and may be deemed to have beneficial ownership of 6,000.0 million Telmex Internacional Series AA Shares, 92.8 million TII A Shares, and 5,038.2 million TII L Shares held by CGT and other companies that are under common control with Telmex Internacional. Telmex Internacional is not aware of any other director, alternate director or executive officer that holds more than one percent of any class of shares of Telmex Internacional.

As a result of the securities ownership, employment relationships and business and family affiliations described in the preceding paragraphs, certain of Telmex Internacional’s directors and executive officers may be deemed to have a direct interest in the TII Offer. The members of the board of directors of Telmex Internacional who are also shareholders of Telmex Internacional announced their decision to participate in the TII Offer under the terms announced by América Móvil and assuming that the economic and market conditions remain stable.

Ordinary-Course Transactions with Related Parties

Telmex Internacional engages in transactions with entities that like it, may be deemed to be controlled, directly or indirectly, by the Slim Family. These entities include (a) Telmex and certain subsidiaries of Telmex, (b) América Móvil and its subsidiaries, (c) Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and its subsidiaries and (d) Grupo Financiero Inbursa and its subsidiaries. In addition, we enter into transactions with our shareholder AT&T International.

Telmex Internacional completes international traffic in Brazil, Colombia, Argentina, Chile, Peru and Ecuador from Telmex and América Móvil and their subsidiaries. Telmex completes international traffic from Telmex Internacional in Mexico. The subsidiaries of América Móvil in Latin America and the Caribbean complete international traffic from Telmex Internacional through América Móvil’s cellular networks.

In Brazil, Embratel Participações S.A. (“Embratel”), a subsidiary of Telmex Internacional, provides telecommunications services in the same geographical markets as subsidiaries of América Móvil that operate under the brand name Claro. As a result, Embratel and América Móvil have extensive operational relationships. Embratel, as a local and long distance service provider, and Claro, as a mobile service provider, interconnect each other’s traffic and make use of each other’s networks. Embratel also transports Claro’s traffic and leases lines to Claro. Through its subsidiary BrasilCenter, Embratel provides call center services to Claro. América Móvil also provides interconnection to its cellular network in the other countries in South America where Telmex Internacional has operations. Additionally, in these other countries, Telmex Internacional provides private circuits and long distance services to the subsidiaries of América Móvil.

In Mexico, Telmex Internacional publishes Telmex’s white pages telephone directories. Telmex provides Telmex Internacional access to its customer database for use in Telmex Internacional’s yellow pages directories and Telmex handles billing and collection of payments from customers advertising in Telmex Internacional’s yellow pages directories.

Transactions with Grupo Carso include the purchase of network construction services and materials and, in Brazil, the sale of services and the leasing of facilities to Grupo Carso. Transactions with Grupo Financiero Inbursa include financial services and insurance.

Item 4.	The Solicitation or Recommendation

Under Telmex Internacional’s bylaws, the board of directors is required to determine whether it will authorize an existing shareholder to make an offer for the acquisition of 10% or more of the issued and outstanding shares of Telmex Internacional or that would result in a change of control of Telmex Internacional. In addition, under Mexican law, a company’s board of directors is required to determine whether a tender offer for shares of the company is fair from a financial perspective to the company’s shareholders. Mexican law does not require the board of directors to make a recommendation to shareholders with respect to tendering in any tender offer.

In connection with the announcement of the TII Offer, on January 13, 2010, América Móvil delivered a letter to the board of directors of Telmex Internacional requesting their authorization for América Móvil’s commencement of the TII Offer, as required by Telmex Internacional’s bylaws in the event that a shareholder intends to make an acquisition of shares that would result in a change of control of Telmex Internacional. The letters also provided the additional information required by each company’s bylaws to be provided by any person interested in making an offer or acquiring 10% or more of the issued and outstanding shares of the company.

On January 14, 2010, the members of the board of directors of Telmex Internacional unanimously by written resolution voted to authorize América Móvil to commence proceedings to launch the offer for TII Securities, under the provisions of Telmex Internacional’s by-laws. The board reserved its right to make a recommendation to Telmex Internacional shareholders regarding the TII Offer. The board also unanimously authorized the officers to engage a financial advisor to provide an opinion on the fairness of the transaction to the audit committee of Telmex Internacional. Messrs. Carlos Slim Domit and Arturo Elias Ayub did not participate in the vote due to potential conflicts of interest but each joined in the decision of the other directors.

On March 19, 2010, the board of directors of Telmex Internacional resolved to inform Telmex Internacional shareholders that it believed the consideration offered in the TII Offer was fair, from a financial point of view, to shareholders of Telmex Internacional. In making this determination, the board of directors of Telmex Internacional took into consideration the oral opinion rendered at such meeting by Merrill Lynch to the board of directors of Telmex Internacional, and subsequently confirmed in writing, that as of that date and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be received in the TII Offer by holders of the TII Securities (other than CGT and its affiliates) was fair, from a financial point of view, to such holders. Messrs. Carlos Slim Domit and Arturo Elias Ayub did not participate in the vote due to the fact that potential conflicts of interest could be perceived but each joined in the decision of the other directors. The board of directors of Telmex Internacional has not made a recommendation to holders of TII Securities as to whether or not holders of TII Securities should participate in the TII Offer, as no such recommendation is required to be made under Mexican law or Telmex Internacional’s bylaws.

Intent to Tender

The members of the board of directors of Telmex Internacional who are also shareholders of Telmex Internacional announced their decision to participate in the TII Offer under the terms announced by América Móvil and assuming that the economic and market conditions remain stable.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither Telmex Internacional nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of TII Securities on Telmex Internacional’s behalf with respect to the TII Offer.

Item 6.	Interest in Securities of the Subject Company

To the knowledge of Telmex Internacional, neither Telmex Internacional nor any of its affiliates, directors or executive officers has engaged in any transactions involving the TII Securities during the period of 60 days prior to the date hereof.

Item 7.	Purposes of the Transaction and Plans or Proposals

Telmex Internacional is not undertaking or engaged in any negotiations in response to the TII Offer which relate to (i) a tender offer or other acquisition of Telmex Internacional’ securities by Telmex Internacional, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Telmex Internacional or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of Telmex Internacional or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Telmex Internacional. Telmex Internacional did not declare a dividend for 2010.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Tender Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Exhibits

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Forward Looking Statements

This Schedule 14D-9 contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are based upon the current beliefs of the Company’s management, as well as on assumptions made by management based upon information currently available to it. The words “believe,” “expect,” “likely” and “anticipate” and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management’s assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits

Documents filed as exhibits to this Schedule 14D-9.

Exhibit No.

(a)(1)	Press Release, dated January 14, 2010 (incorporated by reference from the Form 6-K filed by the Company with the SEC on January 19, 2010).

(a)(2)	Press Release, dated February 11, 2010 (incorporated by reference from the Schedule 14D-9 filed by the Company with the SEC on February 12, 2010).

(a)(3)	Press Release, dated March 19, 2010 (incorporated by reference from the Schedule 14D-9 filed by the Company with the SEC on March 22, 2010).

(a)(4)	Press Release, dated April 19, 2010 (incorporated by reference from the Schedule 14D-9 filed by the Company with the SEC on April 19, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TELMEX INTERNACIONAL, S.A.B. DE C.V.

By:	/s/ Eduardo Alvarez Ramírez de Arellano
Name: Eduardo Alvarez Ramírez de Arellano
Title: General Counsel

Dated: May 20, 2010